August 22, 2018

VIA EDGAR

Irene Barberena-Meissner
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	KLX Energy Services Holdings, Inc.

Registration Statement on Form 10-12B

File No. 001-38609

Dear Ms. Barberena-Meissner:

Reference is made to the Registration Statement on Form 10-12B (as amended to date, the “Registration Statement”) filed by KLX Energy Services Holdings, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”).

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to August 24, 2018 at 4:30 p.m.

If you should have any questions or further comments with respect to the Registration Statement, please direct them to Valerie Ford Jacob of Freshfields Bruckhaus Deringer US LLP at (212) 284-4926. The Company requests that notification of the effectiveness of the Registration Statement be made by a telephone call to Ms. Jacob and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Thomas P. McCaffrey
Thomas P. McCaffrey
Vice President

cc:	Valerie Ford Jacob, Esq.

Freshfields Bruckhaus Deringer US LLP